UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2025

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On December 31, 2024, Foresight Autonomous Holdings Ltd. (the “Registrant”) increased the maximum aggregate offering price of American Depositary Shares (the “ADSs”), each ADS representing thirty ordinary shares, issuable under its Sales Agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners, dated June 14, 2024, from $1,130,000 to $7,000,000. A copy of the opinion of Lipa Meir & Co. relating to the legality of the issuance and sale of the ADSs that may be sold pursuant to the Sales Agreement is attached as Exhibit 5.1 hereto.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-276709) and Form S-8 (Registration Nos. 333-229716, 333-239474, 333-268653 and 333-280778), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
5.1	Opinion of Lipa Meir & Co.
23.1	Consent of Lipa Meir & Co. (contained in Exhibit 5.1).
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date: January 3, 2025	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	Chief Financial Officer